UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024 (Report No. 4)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F      ☐  Form 40-F

CONTENTS

On August 28, 2024, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Inspira™ to Publish HYLA™ Clinical Results in Fourth Quarter 2024,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first paragraph and the sections titled “Future Plans,” “Inspira™ business overview,” and “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration Nos. 333-259057 and 333-277980), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on August 28, 2024, titled “Inspira™ to Publish HYLA™ Clinical Results in Fourth Quarter 2024.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: August 28, 2024	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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